

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 19, 2017

Brian P. Colan
Vice President and Chief Accounting Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re:** **Lockheed Martin Corporation**
> **Registration Statement on Form S-4**
> **Filed September 12, 2017**
> **File No. 333-220431**

Dear Mr. Colan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure